

FOR IMMEDIATE RELEASE

MMRGlobal Announces 51% Overall Increase in 2nd Quarter Revenues Led by MMRPro & Subscriber Revenues

Los Angeles, CA (August 15, 2013) - MMRGlobal, Inc. (OTCQB: MMRF) ("MMR" or the "Company"), a leading provider of Personal Health Records (PHRs), MyEsafeDepositBox storage solutions and electronic document management and imaging systems for healthcare professionals, today announced that it has filed its quarterly report on Form 10-Q for the second quarter ended June 30, 2013 with the United States Securities and Exchange Commission. Revenues for the quarter increased by 51.2% over the same period in 2012, not including deferred revenue. Under the Company's revenue recognition policy, a portion of MMRPro sales are recognized over the life of the MMRPro sales and licensing agreement therefore that portion of the revenue is deferred. Revenues for the six months ended June 30, 2013 were also up 13.7%, as compared to the same period in 2012. It is worth noting that in the first six months of 2012, revenue included licensing fees from the Company's $13 million biotech licensing agreement. When comparing the same six-month period, based only on revenues from the Company's core Health Information Technology business in 2013, the revenue increase is 55%. Overall net loss decreased 16% in the second quarter as compared to the same period last year and 10% in the six-month period ended June 30, 2013 as compared to 2012.

The Company also reported a 66% increase in subscriber revenues from consumers and association and employer-based affinity programs, a 131% increase in MMRPro revenues, and a 300% increase in gross profit when compared to the second quarter of 2012.

According to MMRGlobal CEO Robert H. Lorsch, "Although early in the game, we are beginning to see revenue from license agreements pertaining to the Company's HIT patents and other intellectual property. While the Company's primary business continues to be selling our MyMedicalRecords and MMRPro products and services, the market is becoming receptive to utilizing or licensing our patented products and services and other intellectual property without the necessity of litigation. Also, we are gratified to note that despite the Company's patent litigation with Walgreens and others, all but one of the defendants at this time are actively working to resolve these matters through openly exploring strategic solutions or licensing opportunities with the Company."

As an example of the progress the Company is making through this litigation solution approach, the following statement was included in WebMD's most recent 10-Q: "Pursuant to an agreement between the parties, MyMedicalRecords dismissed the complaint without prejudice in order to enable the parties to try to resolve the matter without the timing constraints of the litigation. Because the dismissal is without prejudice, MyMedicalRecords retains the right to re-file the case."

In addition, several of the top ten EMR providers are engaged in active discussions with the Company regardless of the fact that MMR has not filed suit against them at this time. As a result, the Company is optimistic that significant agreements to utilize or license the Company's IP could be reached without the need for litigation with one or more of these parties.

More people are becoming aware of the importance of having and maintaining copies of their health information in a Personal Health Record as a result of the media coverage stemming from changes to America's healthcare system caused by Obamacare. Many are aware of the fact that they will be forced to have health insurance for the first time or change insurance carriers and physicians to maximize benefits to their family and comply with the law; and having copies of their own Personal Health Record could be invaluable during a transition.

The Company now owns eight U.S. patents that include hundreds of claims focused on the digital transmission of medical records, including Personal Health Records. The most recent U.S. patent, covering prescriptions, was received on June 30, 2013. The Company also has additional U.S. patent applications pending which include numerous continuation applications. Internationally, the Company has received issued patents and has pending applications in countries of commercial interest such as Australia, Singapore, New Zealand, Mexico, Canada, Hong Kong, Japan, South Korea, Israel, and European nations. The Company believes hospitals, healthcare professionals and certain vendors responding to the current needs of the market will need licenses from the Company, or they could infringe upon MMR's portfolio of intellectual property.

Based on publicly available information and the terms of the written agreement, the Company projects receipt of the additional milestone payments under its $13,000,000 biotech license agreement originally filed in a Form 8-K with the SEC on December 21, 2010 as they become due.

About MMRGlobal, Inc.
MMRGlobal, Inc., through its wholly-owned operating subsidiary, MyMedicalRecords, Inc., provides secure and easy-to-use online Personal Health Records ("PHRs") and electronic safe deposit box storage solutions, serving consumers, healthcare professionals, employers, insurance companies, financial institutions, and professional organizations and affinity groups. The MyMedicalRecords PHR enables individuals and families to access their medical records and other important documents, such as birth certificates, passports, insurance policies and wills, anytime from anywhere using the Internet. MyMedicalRecords is built on proprietary, patented technologies to allow documents, images and voicemail messages to be transmitted and stored in the system using a variety of methods, including fax, phone, or file upload without relying on any specific electronic medical record platform to populate a user's account. The Company's professional offering, MMRPro, is designed to give physicians' offices an easy and cost-effective solution to digitizing paper-based medical records and sharing them with patients in real time through an integrated patient portal. Through its merger with Favrille, Inc. in January 2009, the Company acquired intellectual property biotech assets that include anti-CD20 antibodies and data and samples from its FavId™/Specifid™ vaccine clinical trials for the treatment of B-Cell Non-Hodgkin's lymphoma. To learn more about MMRGlobal, Inc. visit www.mmrglobal.com. View demos and video tutorials of the Company's products and services at www.mmrtheater.com.

Forward-Looking Statements

All statements in this press release that are not strictly historical in nature, including but not limited to future performance, management's expectations, beliefs, intentions, estimates or projections, constitute "forward-looking statements." Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results to be materially different from historical results or from any results expressed or implied by such forward-looking statements. Some can be identified by the use of words (and their derivations) such as "need," "possibility," "potential," "intend," "offer," "development," "if," "negotiate," "when," "begun," "believe," "achieve," "will," "estimate," "expect," "maintain," "plan," and "continue," or the negative of these words. Actual outcomes and results of operations and the timing of selected events may differ materially from the results predicted, and any reported results should not be considered as an indication of future performance. Such statements are necessarily based on assumptions and estimates and are subject to various risks and uncertainties, including those relating to the possible invalidity of the underlying assumptions and estimates and possible changes or developments in economic, business, industry, market, legal and regulatory circumstances and conditions and actions taken or omitted to be taken by third parties, including customers, suppliers, business partners, potential licensees, competitors and legislative, judicial and other governmental authorities and officials. Factors that could cause or contribute to such differences include, but are not limited to: unexpected outcomes with respect to intellectual property enforcement actions, claims of intellectual property infringement and general intellectual property litigation; our ability to maintain, develop, monetize and protect our patent portfolio for both the Company's health IT and biotechnology intellectual property assets in the U.S. and internationally; the timing of milestone payments in connection with licensing our intellectual property; our ability to establish and maintain strategic relationships; changes in our relationships with our licensees; the risk the Company's products are not adopted or viewed favorably by the healthcare community and consumer retail market; business prospects, results of operations or financial condition, including variations in our quarterly operating results; risks related to the current uncertainty and instability in financial and lending markets, including global economic uncertainties; the timing and volume of sales and installations; the length of sales cycles and the installation process; the market's acceptance of new product and service introductions; competitive product offerings and promotions; changes in government laws and regulations including the 2009 HITECH Act and changes in Meaningful Use and the 2010 Affordable Care Act; future changes in tax legislation and initiatives in the healthcare industry; undetected errors in our products; the possibility of interruption at our data centers; risks related to third party vendors; risks related to obtaining and integrating third-party licensed technology; risks related to a security breach by third parties; risks associated with recruitment and retention of key personnel; other litigation matters; uncertainties associated with doing business internationally across borders and territories; and additional risks discussed in the Company's filings with the Securities and Exchange Commission. The Form 10-Q is available on the MMRGlobal Web site in the Investor Relations section. The Company is providing this information as of the date of this release and, except as required by applicable law, does not undertake any obligation to update any forward-looking statements contained in this release as a result of new information, future events or otherwise.

CONTACT:

Michael Selsman
Public Communications Co.
(310) 922-7033
ms@publiccommunications.biz